Exhibit 99.1

Gerdau Ameristeel Announces 2009 First Quarter Results

TAMPA, FL, May 07, 2009 -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported a net loss of $32.7 million ($0.08 per share fully diluted) for the three months ended March 31, 2009, in comparison to net income of $163.0 million ($0.38 per share fully diluted) for the three months ended March 31, 2008.

During the first quarter of 2009, as a consequence of the global liquidity crisis and the resulting downturn in global economic activity, the Company’s shipment volume for its products remained low.  Net sales for the three months ended March 31, 2009 decreased 50% to $1.0 billion from $2.0 billion for the three months ended March 31, 2008.  For the three months ended March 31, 2009, finished steel shipments were 1.2 million tons, a decrease of 50% from the three months ended March 31, 2008.  In comparison to the fourth quarter of 2008, shipment volume decreased 12%.  Despite the sharp decrease in volume in comparison to the three months ended March 31, 2008, average mill finished steel selling prices for the three months ended March 31, 2009 were essentially flat with the level in the same period in 2008.  However selling prices decreased $173 per ton in comparison to the three months ended December 31, 2008.

For the three months ended March 31, 2009, metal spread, the difference between mill selling prices and scrap raw material costs, was $528 per ton, an increase of $70 per ton from the same period in 2008.  In comparison to the three months ended December 31, 2008, metal spreads decreased by $108 per ton as the decrease in selling prices was much greater than the decrease in scrap raw material costs.  Scrap raw material cost used in production for the three months ended March 31, 2009 decreased $77 per ton, or 28%, compared to the three months ended March 31, 2008.

EBITDA was $48.6 million for the three months ended March 31, 2009, compared to EBITDA of $387.4 million for the three months ended March 31, 2008.  In comparison to the three months ended December 31, 2008, EBITDA increased by 151% from the $19.4 million earned in the prior period, primarily as a result of the cost reduction initiatives undertaken by the Company.

Included in cost of sales (exclusive of depreciation and amortization) for the three months ended March 31, 2009 is a pre-tax charge of $18.4 million to write down the value of certain of the Company’s inventory to its current market value.  The impact of market forces can have a significant effect on the selling prices of certain of the Company’s products. The writedown of the Company’s inventory was primarily related to the impact of certain high-priced raw materials purchased by the Company prior to the decline in market selling prices for the Company’s finished products experienced since the fourth quarter.  Generally, raw material costs fluctuate with the market selling prices of finished product.  However, as production rates have been curtailed since the fourth quarter, the consumption of the higher-priced raw material inventory did not keep pace with the reduction in selling prices for the Company’s finished products, resulting in the need for a lower of cost or market writedown.

At March 31, 2009, the Company had $865.2 million of cash and short-term investments an increase of $176.9 million from the levels at December 31, 2008.  In addition, the Company had approximately $671.4 million of availability under secured credit facilities which resulted in a total liquidity position of approximately $1.5 billion at March 31, 2009.

Because of continued weakness in the economy and the Company’s desire to be prudent given current economic circumstances, the Board of Directors decided not to declare the usual $0.02 per share dividend this quarter.  Consistent with its dividend policy, the Board intends to reevaluate the payment of dividends in subsequent quarters.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“The improvement in EBITDA in the quarter is the result of the aggressive actions that we initiated during the fourth quarter to curtail production, reduce inventory levels and improve our cost structure.  Our early recognition of the severe impact of the global economic slowdown on our business allowed us to operate our facilities during the first quarter of 2009 at increased production rates in comparison to the fourth quarter of 2008, to realize the benefit of cost reduction efforts through reduced manufacturing costs and to continue to generate strong cash flows.

The outlook of the economy for the balance of 2009 remains uncertain so we remain focused on what we can control.  We continue to reduce our investment in working capital while ensuring that we have the right inventory available for our customers and we continue to seek further opportunities to reduce our costs.  We further enhanced our liquidity during the quarter and we continue to focus on maintaining our strong balance sheet.  As we primarily serve the non-residential construction industry, we believe we are well-positioned to benefit from the recently announced economic stimulus package and infrastructure development programs.”

IFRS Conversion

In order to align the Company’s financial reporting requirements with its majority shareholder Gerdau S.A., the Company is anticipating the early adoption of International Financial Reporting Standards (“IFRS”) to replace its current US GAAP reporting requirements.  While US GAAP is in many respects similar to IFRS, the conversion is expected to result in differences in recognition, measurement and disclosures in the Company’s financial statements which the Company is continuing to assess.

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A., the liquidity of the Company’s long-term investments, including investments in auction rate securities, and the Company’s reliance on its 50%-owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its first quarter conference call on Thursday, May 7, 2009, at 3:00 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via the Company’s Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 23 scrap recycling facilities and 60 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the largest producer of long steel products in the Americas and the world leader in specialty long steel for the automotive industry.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange, and the Toronto Stock Exchange under the ticker symbol GNA.

For more information please contact:

Mario Longhi President and Chief Executive Officer Gerdau Ameristeel (813) 207-2346 mlonghi@gerdauameristeel.com	Barbara R. Smith Vice President and Chief Financial Officer Gerdau Ameristeel (813) 319-4324 basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended March 31,
	2009	2008

NET SALES	$1,037,699	$2,031,662

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	930,877	1,600,627
Selling and administrative	56,300	54,576
Depreciation	52,329	52,520
Amortization of intangibles	16,608	24,163
Other operating expense (income), net	2,296	(550)
	1,058,410	1,731,336

(LOSS) INCOME FROM OPERATIONS	(20,711)	300,326

(LOSS) INCOME FROM 50% OWNED JOINT VENTURES	(10,244)	18,380

(LOSS) INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	(30,955)	318,706

OTHER EXPENSES
Interest expense	39,150	51,839
Interest income	(1,401)	(6,663)
Foreign exchange (gain) loss, net	(2,733)	(3,878)
Amortization of deferred financing costs	2,806	2,691
Writedown of investments	-	22,667
	37,822	66,656

(LOSS) INCOME BEFORE INCOME TAXES	(68,777)	252,050

INCOME TAX (BENEFIT) EXPENSE	(34,133)	84,647

NET (LOSS) INCOME	(34,644)	167,403

Less: Net (loss) income attributable to noncontrolling interest	(1,972)	4,395

NET (LOSS) INCOME ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(32,672)	$163,008

EARNINGS PER SHARE ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES
(Loss) earnings per common share - basic	$(0.08)	$0.38
(Loss) earnings per common share - diluted	$(0.08)	$0.38

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands, except earnings per share data)
(Unaudited)

	March 31,	December 31,
	2009	2008
ASSETS

Current Assets
Cash and cash equivalents	$535,599	$482,535
Short-term investments	329,646	205,817
Accounts receivable, net	566,048	677,569
Inventories	1,042,682	1,267,768
Deferred tax assets	26,330	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	14,601	14,771
Income taxes receivable	58,444	28,455
Other current assets	19,207	22,936
Total Current Assets	2,592,557	2,731,265

Investments in 50% Owned Joint Ventures	152,095	161,901
Long-term Investments	33,189	33,189
Property, Plant and Equipment, net	1,771,711	1,808,478
Goodwill	1,956,357	1,952,011
Intangibles	499,122	515,736
Deferred Financing Costs	32,358	35,170
Other Assets	30,671	32,305

TOTAL ASSETS	$7,068,060	$7,270,055

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$169,753	$182,697
Accrued salaries, wages and employee benefits	97,768	148,244
Accrued interest	15,360	54,480
Income taxes payable	620	2,983
Accrued sales, use and property taxes	9,766	13,902
Current portion of long-term environmental reserve	3,706	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	38,797	45,687
Other current liabilities	16,818	20,932
Current portion of long-term borrowings	4,175	1,893
Total Current Liabilities	356,763	478,417

Long-term Borrowings, Less Current Portion	3,063,274	3,067,994
Accrued Benefit Obligations	342,214	339,055
Long-term Environmental Reserve, Less Current Portion	14,955	11,151
Other Liabilities	88,332	116,092
Deferred Tax Liabilities	320,685	323,854

TOTAL LIABILITIES	4,186,223	4,336,563

Contingencies, Commitments and Guarantees

Shareholders' Equity
Capital stock	2,553,531	2,552,323
Retained earnings	481,869	523,187
Accumulated other comprehensive (loss) income	(184,616)	(178,636)

Total Gerdau Ameristeel & Subsidiaries Shareholders' equity	2,850,784	2,896,874

Noncontrolling interest	31,053	36,618

TOTAL SHAREHOLDERS' EQUITY	2,881,837	2,933,492

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,068,060	$7,270,055

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended March 31,
	2009	2008
OPERATING ACTIVITIES
Net (loss) income	$(34,644)	$167,403
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	52,329	52,520
Amortization of intangibles	16,608	24,163
Amortization of deferred financing costs	2,806	2,691
Deferred income taxes	(3,770)	(1,834)
Loss (gain) on disposition of property, plant and equipment	934	(523)
Loss (income) from 50% owned joint ventures	10,244	(18,380)
Distributions from 50% owned joint ventures	405	10,404
Compensation (benefit) cost from share-based awards	(1,302)	3,188
Excess tax benefits from share-based payment arrangements	(21)	(664)
Realized loss on writedown of investments	-	22,667
Facilities closure expenses	-	990
Writedown of inventory	18,426	2,211

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	109,925	(129,196)
Inventories	201,522	(49,134)
Other assets	4,366	(1,134)
Liabilities	(145,952)	85,894
NET CASH PROVIDED BY OPERATING ACTIVITIES	231,876	171,266

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(36,284)	(30,706)
Proceeds from disposition of property, plant and equipment	1,179	1,302
Purchases of investments	(269,688)	-
Proceeds from sales of investments	145,697	-
NET CASH USED IN INVESTING ACTIVITIES	(159,096)	(29,404)

FINANCING ACTIVITIES
Proceeds from issuance of debt	-	498
Payments on term borrowings	(2,626)	(25)
Cash dividends	(8,646)	(116,665)
Distributions to subsidiary's noncontrolling interest	(3,593)	(3,065)
Proceeds from exercise of employee stock options	94	494
Excess tax benefits from share-based payment arrangements	21	664
NET CASH USED IN FINANCING ACTIVITIES	(14,750)	(118,099)

Effect of exchange rate changes on cash and cash equivalents	(4,966)	(2,180)

INCREASE IN CASH AND CASH EQUIVALENTS	53,064	21,583

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	482,535	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$535,599	$568,945

SUPPLEMENTAL INFORMATION

Cash payments for income taxes	$3,185	$18,047

Cash payments for interest	$79,878	$74,084

Non-GAAP Financial Measures

EBITDA (EBITDA is calculated by adding (loss) earnings before interest and other expense on debt, taxes, depreciation and amortization, writedown of investments, cash distributions from 50% owned joint ventures, and foreign exchange gain/loss, net; and deducting interest income and (loss) income from 50% owned joint ventures) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited

	March 31,2009	March 31,2008
($000s)
Net (loss) income	$(34,644)	$167,403
Income tax (benefit) expense	(34,133)	84,647
Interest and other expense on debt	39,150	51,839
Interest income	(1,401)	(6,663)
Depreciation	52,329	52,520
Amortization of intangibles	16,608	24,163
Amortization of deferred financings costs	2,806	2,691
Loss (income) from 50% owned joint ventures	10,244	(18,380)
Cash distribution from 50% owned joint ventures	405	10,404
Foreign exchange (gain) loss, net	(2,733)	(3,878)
Writedown of investments	-	22,667

EBITDA	$48,631	$387,413

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION – UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	March 31, 2009		March 31, 2008

	Tons		Tons
Production
Melt Shops	1,150,894		2,427,174
Rolling Mills	1,205,959		2,302,904

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	192,500	16%	505,247	21%
Merchant / Special Sections	601,886	51%	1,351,851	57%
Rod	117,167	10%	199,306	8%
Fabricated Steel	273,709	23%	322,200	14%
Total Shipments	1,185,262	100%	2,378,604	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	728		735
Fabricated steel shipments	1,090		960

Scrap Charged	200		277

Metal Spread (Selling price less scrap)
Mill external shipments	528		458
Fabricated steel shipments	890		683

Mill manufacturing cost	362		298

 50% Owned Joint Venture Results

The following table summarizes the results of the Company’s portion of its 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture.

	Three Months Ended - Unaudited
	March 31,	March 31,
	2009	2008

Tons Shipped	102,253	216,202

Operating (Loss) Income	$(9,785)	$18,580
Net (Loss) Income	(10,244)	18,380
EBITDA	(5,131)	21,488

	$/Ton	$/Ton

Average Selling Price	521	627
Scrap Charged	315	328

Metal Spread	206	299

Operating (Loss) Income	(96)	86
EBITDA	(50)	99